Exhibit 99.2

PRESS RELEASE

Syneron Medical Adopts Shareholder Rights Plan

YOKNEAM, ISRAEL – (MARKET WIRE) – November 11, 2008 — Syneron Medical Ltd. (NASDAQ: ELOS), an innovator in the development, marketing and sales of elos™ combined-energy medical aesthetic devices, today announced that its board of directors adopted a shareholder rights plan. The shareholder rights plan is designed to protect against any potential future use of coercive or abusive takeover techniques designed to gain control of the Company and its capital without full and fair value being paid to all of the Company’s shareholders. The shareholder rights plan was adopted following evaluation and consultation with outside advisors in consideration of the Company’s current low valuation and strong cash position.

In connection with the adoption of the shareholder rights plan, the Company’s board of directors declared a dividend of one right for each ordinary share of the Company held by shareholders of record as of the close of business on November 9, 2008. Initially, these rights will not be exercisable and will trade with the ordinary shares of the Company. Under the plan, these rights will generally be exercisable only if a person or group acquires beneficial ownership of 15 percent or more of the Company’s ordinary shares or commences a tender or exchange offer for 15 percent or more of the Company’s ordinary shares, except if such person or group has become an “Acquiring Person” pursuant to an offer approved by the majority of the board of directors. If a person or group acquires beneficial ownership of 15 percent or more of the Company’s ordinary shares (except if such person or group has become an “Acquiring Person” pursuant to an offer approved by the majority of the board of directors), each right will generally entitle the holder, other than the acquiring person or group, to acquire, for the exercise price of $0.01 per share (subject to adjustment as provided in the plan), two (2) ordinary shares of the Company. In addition, if, after a person acquires such ownership, the Company engages in a merger in which it is not the survivor or its ordinary shares are changed or exchanged, or sells or transfers more than 50 percent of its assets or earning power, each right will generally entitle the holder, other than the acquiring person or group, to acquire, for the exercise price of $0.01 per share (subject to adjustment as provided in the plan), two (2) times the shares of the acquiring company to which each of the shareholders of the Company is entitled to for each ordinary shares.

The Company’s board of directors may redeem the rights at a price of $.0001 per right at any time up to ten days after a person or group acquires beneficial ownership of 15 percent or more of the Company’s ordinary shares. The rights plan will continue in effect until November 9, 2009 unless earlier redeemed or amended by the Company’s board of directors.

Shareholders are not required to take any actions to receive the rights distribution. Until the rights become exercisable, outstanding share certificates will represent both ordinary shares of the Company and the rights.

The full text of the shareholder rights plan will be filed with the Securities and Exchange Commission on a Form 6-K.

About Syneron
Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elôs combined-energy technology of Bi-Polar Radio Frequency and Light. The Company’s innovative elôs technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters and Logistics Support Center in Irvine, CA, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, including statements with respect to our expectations regarding, but not limited to maintaining a leadership position in core markets. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements, including, but not limited to the risk associated with our ability to commercialize new products and identify new markets for our technology; ability to manage our growth, competition and pricing pressure, risks associated with our international operations, risks associated with regulatory qualifications or approvals, and risks related to our intellectual property. These risks and other factors are summarized under the heading “Risk Factors” in our Annual Report on Form 20-F/A for the year ended December 31, 2007, filed with the Securities and Exchange Commission on August 21, 2008. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

For more information, please contact:

Fabian Tenenbaum, CFO, +972 73 244 2329, email: cfo@syneron.com
Judith Kleinman, VP Investor Relations, +972 54 646 1688, email: ir@syneron.com

Syneron, the Syneron logo, and elôs are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. elôs (Electro-Optical Synergy) is a proprietary technology of Syneron Medical Ltd.